Exhibit 99.1

Corporación América Airports S.A. Reports September 2024 Passenger Traffic

Total passenger traffic down 3.6% YoY, or 1.2% YoY ex-Natal

International passenger traffic up 5.4% YoY

Luxembourg, October 16, 2024— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the leading private airport operators in the world, reported today a 3.6% year-on-year (YoY) decrease in passenger traffic in September 2024. Excluding Natal for comparison purposes, total traffic in September decreased by 1.2% YoY.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2024 vs. 2023)
Statistics	Sep'24	Sep'23	% Var.	YTD’24	YTD'23	% Var.
Domestic Passengers (thousands)	3,376	3,844	-12.2%	29,965	33,856	-11.5%
International Passengers (thousands)	2,752	2,612	5.4%	23,164	21,273	8.9%
Transit Passengers (thousands)	659	585	12.6%	5,384	5,298	1.6%
Total Passengers (thousands)[1]	6,787	7,042	-3.6%	58,513	60,426	-3.2%
Cargo Volume (thousand tons)	33.9	30.9	9.7%	279.8	268.6	4.2%
Total Aircraft Movements (thousands)	69.3	71.9	-3.7%	610.1	639.9	-4.7%

1 Excluding Natal for comparison purposes, total passenger traffic was down 1.2% in September and 1.0% YTD.

Monthly Passenger Traffic Performance

(In million PAX)

Passenger Traffic Overview

Total passenger traffic declined by 3.6% in September compared to the same month in 2023, or 1.2% when adjusting for the discontinuation of Natal airport. This represents a sequential improvement compared to the YoY decline of 3.8%, or 1.5% excluding Natal, reported in August. Domestic passenger traffic decreased by 12.2% YoY, or 8.4% when excluding Natal, primarily due to weaker YoY domestic traffic performance in Argentina. International traffic increased by 5.4%, mainly driven by growth in Italy, Uruguay and Argentina.

In Argentina, total passenger traffic declined by 7.2% YoY, driven by a weaker performance in domestic traffic, which fell by 12.1% YoY. Last year, domestic traffic benefited from incentives provided by a government program called "Previaje" to boost domestic tourism, but it continued to be impacted by the ongoing recession in the country. Nevertheless, certain destinations, such as Córdoba, Salta, Tucumán, and Mendoza, showed strong performance, with increased load factors. International passenger traffic rose by 6.7% YoY. Aerolíneas Argentinas inaugurated a new Córdoba–Punta Cana route and suspended its Ezeiza–JFK route, while JetSmart suspended its Aeroparque–Montevideo and Ezeiza–Curitiba routes. European routes, including Madrid, Rome, Frankfurt, and Amsterdam, performed well, with increased load factors. Passenger traffic in September was also affected by strikes organized by the aeronautical union.

In Italy, passenger traffic grew by 5.9% compared to the same month in 2023. International passenger traffic, which accounted for over 80% of the total traffic, increased by 7.0% YoY, with strong performances at both Pisa and Florence airports. Domestic passenger traffic increased by 1.9% YoY, driven by a 4.2% increase at Pisa airport which was partially offset by a decline of 3.2% at Florence airport.

In Brazil, total passenger traffic decreased by 2.4% YoY, or increased by 11.3% YoY when adjusting for the discontinuation of Natal Airport, up from the 4.3% YoY increase reported in August. These results reflect an improvement in traffic trends despite the still challenging aviation context and aircraft constraints in the country, along with the positive impact of the temporary closure of Porto Alegre airport. Domestic traffic, which accounted for 55% of the total traffic, was down 15.1% YoY, or up 4.2% when excluding Natal, while transit passengers were up 20.1% YoY, or 20.4% ex-Natal. As a reminder, following the friendly termination process concluded in February 2024, CAAP no longer operates Natal Airport, effective February 19, 2024. Therefore, statistics for Natal are available up to February 18, 2024.

In Uruguay, total passenger traffic, predominantly international, continued its recovery, increasing by a solid 15.7% YoY. In August, both SKY and LATAM Airlines announced they would resume their routes, Montevideo–Rio de Janeiro and Punta del Este–Santiago de Chile, respectively, for the summer season. In September, American Airlines announced the resumption of its Montevideo–Miami route, with three weekly flights starting in November.

In Ecuador, passenger traffic decreased by 5.1% YoY, following a strong recovery in 2023. International passenger traffic increased by 3.5% YoY, while domestic traffic decreased by 13.0% YoY, mainly due to the exit of the local airline Equair in October 2023 and high airfare prices affecting travel demand.

In Armenia, passenger traffic decreased by 2.5% YoY, consistent with last month's performance and following a strong recovery in 2023, which benefited from the introduction of new airlines and routes, as well as an increase in flight frequencies. The introduction of new routes has continued into 2024.

Cargo Volume and Aircraft Movements

Cargo volume increased by 9.7% compared to the same month in 2023, with positive YoY contributions from Argentina (+11.7%), Uruguay (+20.1%), Armenia (+17.9%), and Italy (+25.6%), partially offset by YoY declines in Ecuador (-6.6%) and Brazil (-1.2%). Argentina, Brazil, and Armenia together accounted for 80% of the total cargo volume in September.

Aircraft movements decreased by 3.7% YoY, with negative YoY contributions from Armenia (-10.9%), Brazil (-4.0%), Argentina (-4.0%) and Ecuador (-9.5%), which were partially offset by positive YoY variances in Uruguay (+13.6%) and Italy (+2.6%). Argentina, Brazil, and Italy accounted for more than 80% of total aircraft movements in September.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2024 vs. 2023)

	Sep'24	Sep'23	% Var.	YTD'24	YTD'23	% Var.
Passenger Traffic (thousands)
Argentina	3,419	3,684	-7.2%	30,645	32,010	-4.3%
Italy	928	876	5.9%	7,046	6,368	10.6%
Brazil (1)	1,345	1,378	-2.4%	11,510	12,770	-9.9%
Uruguay	191	165	15.7%	1,681	1,418	18.5%
Ecuador	377	398	-5.1%	3,526	3,673	-4.0%
Armenia	527	540	-2.5%	4,104	4,187	-2.0%
TOTAL	6,787	7,042	-3.6%	58,513	60,426	-3.2%

(1) Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024.

Cargo Volume (tons)
Argentina	17,966	16,078	11.7%	144,149	138,565	4.0%
Italy	1,075	856	25.6%	9,431	9,479	-0.5%
Brazil	5,376	5,443	-1.2%	47,360	48,430	-2.2%
Uruguay	2,897	2,413	20.1%	23,010	23,343	-1.4%
Ecuador	2,420	2,591	-6.6%	27,781	24,331	14.2%
Armenia	4,158	3,526	17.9%	28,070	24,475	14.7%
TOTAL	33,892	30,907	9.7%	279,801	268,623	4.2%
Aircraft Movements
Argentina	36,559	38,091	-4.0%	328,205	343,034	-4.3%
Italy	8,175	7,965	2.6%	64,013	60,452	5.9%
Brazil	12,348	12,860	-4.0%	107,362	119,404	-10.1%
Uruguay	2,441	2,148	13.6%	23,559	23,143	1.8%
Ecuador	5,957	6,581	-9.5%	56,920	59,688	-4.6%
Armenia	3,805	4,272	-10.9%	30,070	34,220	-12.1%
TOTAL	69,285	71,917	-3.7%	610,129	639,941	-4.7%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2023, Corporación América Airports served 81.1 million passengers, 23.7% above the 65.6 million passengers served in 2022 and 3.6% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com

Phone: +5411 4899-6716

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